February 19, 2015

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore

Re:	Actua Corporation
Form 10-K for the fiscal year ended December 31, 2013 filed March 17, 2014
Form 8-K/A filed January 20, 2015
File No. 001-16249

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Actua Corporation’s (“Actua’s”) Form 10-K for the year ended December 31, 2013 (the “10-K”) and Form 8-K/A filed on January 20, 2015 (the “8-K”), as communicated to us in your letter of February 6, 2015. For your convenience, each of your comments and questions has been set forth directly above our applicable response.

Form 10-K for the fiscal year ended December 31, 2013

Business, page 3

1.	We note your response to prior comment 1 and we are unable to concur with your assertion that your generalized business discussion provides the type of meaningful disclosure contemplated by Regulation S-K. We continue to believe that investors would benefit from more particularized disclosure regarding your significant operating subsidiaries. In this regard, please expand your disclosure in future filings to provide a more fulsome discussion of each of your significant businesses, including – for each such business – a description of the principal products or services and related distribution methods, competitive business conditions, dependence on one or a few major customers, discussion of any material intellectual property, estimates of the amount spent on research and development activities, total number of employees and number of full-time employees. Refer to Item 101 of Regulation S-K.

United States Securities and Exchange Commission

February 19, 2015

Response:

We acknowledge the Staff’s comment and in future filings will provide a more fulsome discussion of our significant businesses, including, for each such business, a description of the principal products or services and related distribution methods, competitive business conditions, dependence on one or a few major customers, discussion of any material intellectual property, estimates of the amount spent on research and development activities, total number of employees and number of full-time employees.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

Revenue Recognition

2.	Your response to prior comment 5 indicates that fees associated with professional services that do not qualify as a separate unit of accounting are combined with other applicable deliverables and recognized over the contract term, which approximates the customer relationship period. However, we note from your fourth quarter 2013 earnings call on February 20, 2014 that the annual recurring retention rate was approximately 95%. Please tell us how you determined that the contract term approximates the customer relationship period.

Response:

We recognize the fees for professional services paid by a new customer, which primarily relate to implementation services, over the initial term of the contract because, at the time we enter into a contract with a new customer, we are unable to determine whether the relationship with such customer will extend beyond the term of the initial contract. When we sign a contract with a new customer, our view is that the initial contract term approximates the customer relationship period due to the fact that we have no history with that particular customer and we have no assurance that the relationship with the new customer will extend beyond the initial contract term. Accordingly, we believe that our recognition of professional services over the initial term of each new contract is appropriate. In our future period filings, we will disclose our rationale for the recognizing professional services over the initial terms of our new contracts.

United States Securities and Exchange Commission

February 19, 2015

8-K/A filed January 20, 2015

Exhibit 23.1

3.	We note that EisnerAmper LLC’s consent refers to the audit report dated “January 20, 2015.” However, we note that the report included in Exhibit 99.1 is dated “June 13, 2014 except for Note A[3], Note G and Note O as to which date is January 20, 2015.” Please amend to include a consent with the appropriate report date.

Response:

We acknowledge the Staff’s comment and will file an 8/K-A (Amendment No. 2) to include a consent with the appropriate report date.

Actua hereby acknowledges that:

•	Actua is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	Actua may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (610) 727-6870.

Sincerely,

/s/ R. Kirk Morgan

R. Kirk Morgan

Chief Financial Officer